ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED
2007 MAY 18 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PTTEP No.1.910/183 /2007

Finance [redacted]
Tel. [redacted]

07023663

May 15, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Subject: Registration of Change in Paid-Up Capital

Dear Sir,

PTT Exploration and Production Public Company Limited recently submitted a registration application for change in its registered paid-up capital, and the Registrar of Public Limited Company, Department of Business Development, Ministry of Commerce, duly registered such change in paid-up capital of the Company on May 11, 2007. Details are as follows:

1. The Company's paid-up capital now totals Baht 3,286,508,700.00 (Three thousand two hundred and eighty six million and five hundred and eight thousand and seven hundred Baht)

2. The Company's issued and paid-up shares are 3,286,508,700 (Three thousand two hundred and eighty six million and five hundred and eight thousand and seven hundred shares), which are categorized as follows:

Ordinary Shares :	3,286,508,700	(Three thousand two hundred and eighty six million and five hundred and eight thousand and seven hundred shares)
Preferred Shares :	-	(-)

Yours sincerely,

Maroot Mrigadat
President

PROCESSED
MAY 24 2007
THOMSON FINANCIAL

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